UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                                    PlanetOut
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    727058109
      ---------------------------------------------------------------------
                                 (CUSIP Number)
                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

      Rule 13d-1(d) * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     1 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J.P. Morgan Partners (23A SBIC), L.P.
     13-3986302
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    272,975 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           272,975 shares of common stock
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     272,975 shares of common stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------




                                     2 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J.P. Morgan Partners (BHCA), L.P.
     13-3371826
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    33,923 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           33,923 shares of common stock
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,923 shares of common stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------



                                     3 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


ITEM 1.

      (a)   NAME OF ISSUER:

            Planetout

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1355 Sansome St.
            San Francisco, CA 94111

      (c)   NAME OF PERSON FILING:

            J.P. Morgan Partners (23A SBIC), L.P. ("JPMP SBIC")
            J.P. Morgan Partners (BHCA, L.P. ("JPMP BHCA")

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (d)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1221 Avenue of the Americas
            New York, New York  10020

            CITIZENSHIP:

            Delaware

      (e)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

            Common Stock, par value $0.01 per share

      (f)   CUSIP NUMBER:

            727058109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:

            JPMP BHCA:   33,923 shares of Common Stock
            JPMP SBIC:   272,975 shares of Common Stock


      (b)   PERCENT OF CLASS:

            JPMP BHCA:   .2% (as of December 31, 2005)
            JPMP SBIC:   1.6% (as of December 31, 2005)



                                     4 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i) Sole power to vote or to direct vote: JPMP BHCA: 33,923 shares of Common Stock, JPMP SBIC: 272,975 shares of Common Stock
            (ii)  Shares power to vote or to direct the vote: Not applicable
            (iii) Sole power to dispose or to direct the disposition of: JPMP
                  BHCA: 33,923 shares of Common Stock, JPMP SBIC: 272,975 shares of Common Stock
            (iv) Shares power to dispose or to direct disposition of: Not applicable

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      Not applicable.




                                     5 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                        J.P. MORGAN PARTNERS (23A SBIC), L.P.

                                        By: J.P. Morgan Partners (23A SBIC
                                            Manager), Inc.

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President


                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By: JPMP Master Fund Manager, L.P., its
                                            general partner

                                        By: JPMP Capital Corp., its general
                                            partner

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President




                                     6 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109



                                  EXHIBIT 2(A)



      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP SBIC"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP SBIC is engaged in the venture capital and leveraged buyout business. The general partner of JPMP SBIC is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP Manager"), whose principal business office is located at the same address as JPMP SBIC, and is also indirectly (through JPMP SBIC) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of JPMP Manager. As general partner of JPMP SBIC, JPMP Manager may be deemed to beneficially own the shares held by JPMP SBIC.

      This statement is also being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP BHCA"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP BHCA is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP BHCA, and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP BHCA, JPMP Master Fund may be deemed to beneficially own the shares held by JPMP BHCA.

      The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP BHCA.

      JPMP Manager is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference and the names business addresses, principal occupations and employments of each of each executive officer and director of JPM Chase Bank. JPM Chase Bank and JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.




                                     7 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


                                  EXHIBIT 2(B)

                             JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2006.



                                        J.P. MORGAN PARTNERS (23A SBIC), L.P.

                                        By: J.P. Morgan Partners (23A SBIC
                                            Manager), Inc.



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President




                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By: JPMP Master Fund Manager, L.P., its
                                            general partner

                                        By: JPMP Capital Corp., its general
                                            partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President






                                     8 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109



                                                                      SCHEDULE A
                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                          Jeffrey C. Walker*
Chief Investment Officer                           Arnold L. Chavkin*
Managing Director                                  Srinivas Akkaraju*
Managing Director                                  Christopher Albinson*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  John Breckenridge*
Managing Director                                  Julie Casella-Esposito*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Matthew Lori*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Stephen McKenna*
Managing Director                                  Sunil Mishra*
Managing Director                                  Stephen P. Murray*
Managing Director                                  Kevin O'Brien*
Managing Director                                  Timothy Purcell*
Managing Director                                  John Reardon*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  William Stuek*
Managing Director                                  Lauren Tyler*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr. *
Managing Director                                  Damion E. Wicker, M.D.*

                                  DIRECTORS(1)
                               Jeffrey C. Walker*


----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.



                                    9 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


                                                                      SCHEDULE B
                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                         William B. Harrison**
President                                       Jeffrey C. Walker*
Chief Investment Officer                        Arnold L. Chavkin*
Managing Director                               Srinivas Akkaraju*
Managing Director                               Christopher Albinson*
Managing Director                               Dr. Dana Beth Ardi*
Managing Director                               Christopher C. Behrens*
Managing Director                               John Breckenridge*
Managing Director                               Julie Casella-Esposito*
Managing Director                               Rodney A. Ferguson*
Managing Director                               Michael R. Hannon*
Managing Director                               Matthew Lori*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Sunil Mishra*
Managing Director                               Stephen P. Murray*
Managing Director                               John Reardon*
Managing Director                               Faith Rosenfeld*
Managing Director                               Shahan D. Soghikian*
Managing Director                               William Stuek*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr. *
Managing Director                               Damion E. Wicker, M.D.*


                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & CO., 270 Park Avenue, New York, New York 10017.



                                     10 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109



                                                                      SCHEDULE C

                  J.P. MORGAN CHASE BANK, NATIONAL ASSOCIATION

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                                    William B. Harrison Jr.*
President and Chief Executive Officer                                    James Dimon*
Chief Information Officer                                                Austin A. Adams*
Co-CEO, Investment Bank                                                  Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services      Richard J. Srednicki*
Chief Financial Officer                                                  Michael J. Cavanagh*
Chief Administrative Officer                                             Frank Bisignano *
Director of Human Resources                                              John F. Bradley*
Co-General Counsel                                                       Joan Guggenheimer*
Chief Investment Officer                                                 Ina R. Drew *
Head, Commercial Banking                                                 Samuel Todd Maclin*
Head, Strategy                                                           Jay Mandelbaum*
Co-General Counsel                                                       William H. McDavid*
Treasury & Securities Services                                           Heidi Miller*
Head, Retail Financial Services                                          Charles W. Scharf*
Head, Asset & Wealth Management                                          James E. Staley*
Chief Risk Officer                                                       Don M. Wilson III*
MD & Co-CEO, Investment Bank                                             William T. Winters*

----------
(1) Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                                    11 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109


                                                                      SCHEDULE D

                              JPMORGAN CHASE & CO.


                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                                   William B. Harrison Jr.*
President and Chief Executive Officer                                   James Dimon*
Chief Information Officer                                               Austin A. Adams*
Co-CEO, Investment Bank                                                 Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services     Richard J. Srednicki*
Chief Financial Officer                                                 Michael J. Cavanagh*
Chief Administrative Officer                                            Frank Bisignano *
Director of Human Resources                                             John F. Bradley*
Co-General Counsel                                                      Joan Guggenheimer*
Chief Investment Officer                                                Ina R. Drew *
Head, Commercial Banking                                                Samuel Todd Maclin*
Head, Strategy                                                          Jay Mandelbaum*
Co-General Counsel                                                      William H. McDavid*
Treasury & Securities Services                                          Heidi Miller*
Head, Retail Financial Services                                         Charles W. Scharf*
Head, Asset & Wealth Management                                         James E. Staley*
Chief Risk Officer                                                      Don M. Wilson III*
MD & Co-CEO, Investment Bank                                            William T. Winters*


----------
(1) Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                                    12 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109



                                  DIRECTORS(1)

 NAME                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                               Deere & Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 John H. Biggs                                 Former Chairman and CEO
                                               TIAA - CREF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Lawrence A. Bossidy                           Retired Chairman of the Board
                                               Honeywell International Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Stephen B. Burke                              President
                                               Comcast Cable Communications, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
James S. Crown                                 President
                                               Henry Crown and Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
James Dimon                                    President and Chief Executive Officer
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York 10017-2070
--------------------------------------------------------------------------------------------------
Ellen V. Futter                                President and Trustee
                                               American Museum of Natural History
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 William H. Gray, III                          Retired President and Chief Executive Officer
                                               The College Fund/UNCF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.



                                    13 of 14

                                  SCHEDULE 13G

ISSUER:  PlanetOut                                         CUSIP NO.:  727058109

--------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      Chairman of the Board
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
--------------------------------------------------------------------------------------------------
 Laban P. Jackson, Jr.                         Chairman and Chief Executive Officer
                                               Clear Creek Properties, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                               Exxon Mobil Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 John W. Kessler                               Owner
                                               John W. Kessler Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Robert I. Lipp                                Senior Advisor
                                               JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 Richard A. Monoogian                          Chairman and Chief Executive Officer
                                               Masco Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 David C. Novak                                Chairman and Chief Executive Officer
                                               Yum! Brands, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------
 William C. Weldon                             Chairman and Chief Executive Officer
                                               Johnson & Johnson
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
--------------------------------------------------------------------------------------------------



                                    14 of 14